U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

      Huff                            William                R.
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     (Last)                           (First)              (Middle)

      c/o W.R. Huff Asset Management Co., L.L.C.
      67 Park Place
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                                    (Street)

      Morristown                     New Jersey             07960
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     (City)                          (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

      January 28, 2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

      ICG Communications, Inc. (ICGCV)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X*]  Form filed by One Reporting Person

     [  ]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                              3. Ownership Form:
                                    2. Amount of Securities      Direct (D) or
1. Title of Security                   Beneficially Owned        Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                          (Instr. 4)                (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock, par value $0.01       1,502,827*                  I*                       *
   per share
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

*If the form is filed by more than one reporting person, see Instruction 5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                                 Amount         sion or        Direct      6. Nature of
                         ----------------------                              or             Exercise       (D) or         Indirect
                         Date       Expira-                                  Number         Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                     of             Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                    Shares         Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Warrant                   Immed.    10/10/07        Common Stock, par value  290,272*       $9.12*         I*                 *
                                                    $0.01 per share
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
Explanation of Responses:

* As of January 28, 2003, pursuant to the Second Amended Joint Plan of Reorganization of ICG Communications, Inc. and its Affiliated Debtors and Debtors in Possession (the "Plan"), which became effective on October 10, 2002, certain separately managed accounts (collectively, the "Accounts") of W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company ("Huff Asset Management"), have been issued, in the aggregate, approximately 1,107,067 shares of the common stock, par value $0.01 per share (the "Shares"), of ICG Communications, Inc., a Delaware corporation (the "Company"), and warrants to purchase an aggregate of approximately 172,170 additional Shares (subject to adjustments in certain circumstances), and are to be issued, in the aggregate, approximately 395,760 Shares, and warrants to purchase an aggregate of approximately 118,102 additional Shares (subject to adjustments in certain circumstances). William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company to be issued to or on behalf of and/or issued to or on behalf of the Accounts, subject to the internal screening and other securities law compliance procedures of Huff Asset Management described below. William R. Huff's interest in such securities is limited to the extent of his pecuniary interest in the Accounts, if any. Mr. Huff disclaims any pecuniary interest in the subject securities. Huff Asset Management has in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of Huff Asset Management transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.


    /s/William R. Huff                                       February 6, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.